Mail Stop 3010

May 22, 2009

VIA USMAIL and FAX (617) 236-3311

Mr. Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc.
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts 02199-8103

> **Re: Boston Properties, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 2, 2009**
> **File No. 001-13087**

Dear Mr. Michael E. LaBelle:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief